99.77C VOTES

SUNAMERICA EQUITY FUNDS SPECIAL MEETING OF SHAREHOLDERS

SunAmerica Equity Funds, Inc.
ANNUAL SHAREHOLDER MEETING -- March 31, 2007-- (unaudited)

On March 2, 2007, a Special Meeting of Shareholders was held to consider a proposal to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which the Biotech/Health fund would transfer all of its assets to the New Century Fund, in exchange solely for the assumption of the Biotech/ Health fund's liabilities by the New Century Fund and Class A,
Class B and Class C shares of the New Century Fund, which shares will be distributed by the Biotech/Health Fund to the holders of its shares in complete liquidation thereof. The voting results of this Special Meeting are as follows:

				Shares Voted
For				1,115,977
Against				   66,086
Abstain				  127,719